Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and nine months ended September 30, 2014

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2013, with any changes described in these unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 11, 2014

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash	5	$14,045,183	$11,344,472
Short-term investments	5	22,627,740	24,343,222
Marketable securities	5	-	3,590
Amounts receivable	5	1,036,293	614,609
Prepaid expenses and supplies	6	1,843,992	12,776,825

		39,553,208	49,082,718
Deferred financing fees	7	1,079,718	-
Property and equipment	8	160,185,396	61,284,485

Total assets		$200,818,322	$110,367,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	5 & 12	$27,564,165	$13,949,350
Due to De Beers Canada Inc.	8	10,000,000	-
		37,564,165	13,949,350

Decommissioning and restoration liability	9	3,852,824	5,224,662

Shareholders' equity:
Share capital	10	281,655,506	209,820,460
Share-based payments reserve	10	2,499,108	2,191,406
Deficit		(124,753,281)	(120,817,633)
Accumulated other comprehensive income		-	(1,042)

Total shareholders' equity		159,401,333	91,193,191

Total liabilities and shareholders' equity		$200,818,322	$110,367,203

Going concern	1
Contingencies and commitments	8 & 11
Subsequent events	14

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Expenses:
Consulting fees	10 & 12	$(217,720)	$(1,013,486)	$(998,121)	$(1,949,551)
Depreciation		(1,943)	(8,026)	(4,851)	(22,542)
Exploration and evaluation expenses		(427,250)	(7,146,312)	(1,688,142)	(16,380,678)
Gahcho Kué Project management fee	12	-	(231,832)	-	(653,744)
Office and administration		(103,204)	(66,011)	(256,383)	(217,535)
Professional fees		(91,956)	(72,366)	(305,014)	(270,586)
Promotion and investor relations		(93)	(18,615)	(116,134)	(179,145)
Director fees		(89,901)	(53,765)	(264,232)	(136,103)
Transfer agent and regulatory fees		(60,225)	(33,065)	(189,994)	(143,592)
Travel		(19,317)	(22,994)	(155,117)	(87,750)

Net loss for the period from operations		$(1,011,609)	$(8,666,472)	$(3,977,988)	$(20,041,226)
Accretion expense on decommissioning and restoration liability	9	(51,467)	(5,954)	(154,402)	(17,863)
Other income:
Interest income		97,195	69,974	198,430	294,618
Loss on sale of marketable securities		-	-	(1,688)	-

Net loss for the period		$(965,881)	$(8,602,452)	$(3,935,648)	$(19,764,471)

Other Comprehensive Loss
Items that are and may be reclassified subsequently to profit and loss:
Reclassification of loss on sale of marketable securities		-	-	1,688	-
Change in fair value of available-for-sale marketable securities		-	506	(646)	(4,181)
Comprehensive loss for the period		$(965,881)	$(8,601,946)	$(3,934,606)	$(19,768,652)

Basic and diluted loss per share	10(iv)	$(0.01)	$(0.09)	$(0.04)	$(0.21)

Weighted average number of shares outstanding		115,195,420	94,168,151	107,967,809	94,168,151

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Notes	Number of shares	Share Capital	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2012		94,168,151	$180,170,247	$1,233,857	$(94,213,695)	$4,889	$87,195,298
Net loss for the period		-	-	-	(19,764,471)	-	(19,764,471)
Share-based payment expense		-	-	1,215,874	-	-	1,215,874
Other Comprehensive Loss:
Available-for-sale financial assets - current period unrealized losses		-	-	-	-	(4,181)	(4,181)
Balance, September 30, 2013		94,168,151	$180,170,247	$2,449,731	$(113,978,166)	$708	$68,642,520

Balance, December 31, 2013		100,501,351	$209,820,460	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191
Net loss for the period		-	-	-	(3,935,648)	-	(3,935,648)
Issuance of common shares – Private Placements	10(ii)	14,703,199	71,835,046	-	-	-	71,835,046
Share-based payment expense		-	-	307,702	-	-	307,702
Other Comprehensive Loss:
Available-for-sale financial assets
- current period unrealized loss						(646)	(646)
- Reclassification of loss on sale of marketable securities		-	-	-	-	1,688	1,688
Balance, September 30, 2014		115,204,550	$281,655,506	$2,499,108	$(124,753,281)	$-	$159,401,333

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

In Canadian dollars

		Nine months ended	Nine months ended
	Notes	September 30, 2014	September 30, 2013
Cash provided by (used in):
Operating activities:
Net loss for the period		$(3,935,648)	$(19,764,471)

Adjustments:
Accretion expense on decommissioning and restoration liability		154,402	17,863
Depreciation		4,851	22,542
Share-based payment expense		307,702	1,215,874
Interest income		(198,430)	(294,618)
Loss on sale of marketable securities		1,688	-
Changes in non-cash operating working capital:
Amounts receivable		(421,684)	(248,378)
Prepaid expenses and supplies		5,538,571	269,305
Accounts payable and accrued liabilities		(5,922,426)	3,788,341
		(4,470,974)	(14,993,542)
Investing activities:
Interest income		198,430	294,618
Proceeds from sale of marketable securities		2,944	-
Payments for property and equipment		(65,996,320)	(4,922,071)
Redemption of short-term investments		1,715,482	25,136,212
		(64,079,464)	20,508,759
Financing activities:
Deferred financing fees		(583,897)	-
Proceeds from share issuance, net of costs	10(ii)	71,835,046	-
		71,251,149	-

Increase in cash		2,700,711	5,515,217
Cash, beginning of period		11,344,472	274,696
Cash, end of period		$14,045,183	$5,789,913

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

1.	Nature of Operations AND GOING CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

The Company is in the process of developing the Gahcho Kué project (“Gahcho Kué Project”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 8). The underlying value and recoverability of the amounts shown as “Mineral Properties and Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s mineral properties.

The Company currently has no source of revenues. In the nine months ended September 30, 2014 and the year ended December 31, 2013, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $11,989,043 at September 30, 2014, including $36,672,923 of cash and short-term investments, and issued common shares for gross proceeds of $100 million subsequent to September 30, 2014 (note 14), the Company has insufficient capital to finance the Company’s share of development costs of the Gahcho Kué Project (Note 8) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, rights offerings, credit and debt facilities, as well as the exercise of outstanding options. The Company appointed three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M to partially fund the Company’s share of the construction cost of the Gahcho Kué diamond mine. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  Failure to meet the obligations to the Company’s share in the Gahcho Kué Project may lead to dilution of the interest in the Gahcho Kué Project and may require the Company to write off costs capitalized to date. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2014 were approved by the Audit Committee on behalf of the Board of Directors on November 11, 2014.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 – Interim Financial Reporting. Except as discussed in Note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

3.	Significant accounting policies AND SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

(i)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiary:

•	Camphor Ventures Inc. (100% owned - inactive)

The subsidiary is an entity controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the Gahcho Kué Project through its joint arrangement is a joint operation under IFRS 11 and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Project is bound by a contractual arrangement establishing joint control over the project through required unanimous consent Mountain Province and De Beers Canada (“Participants”) for strategic, financial and operating policies of the Gahcho Kué Project. The Gahcho Kué Project management committee has two representatives of each of Mountain Province and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Project. The Company’s interest in the Gahcho Kué Project has been proportionally consolidated (see Note 8).

(ii)	Significant accounting policies

Except as disclosed below, the significant accounting policies have not changed from the significant accounting policies presented in the audited consolidated financial statements for the year ended December 31, 2013.

The following are new accounting amendments and interpretations which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2014.

IFRIC 21 - Levies

IFRIC 21 Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a material effect on our condensed consolidated interim financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities

IAS 32 was amended to clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. This amendment also clarifies when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amended standard did not have an impact on our condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

(iii)	Standards, amendments and interpretations to existing standards

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements along with timing of our adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (IAS 16) and IAS 38 Intangible assets (IAS 38). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Management intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 have not yet been determined.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i) Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a) Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b) Impairment analysis – mineral properties

As required under IAS 36 – Impairment of assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at September 30, 2014, there are no indicators of impairment in the carrying value of its mineral properties.

c) Determination of development phase

The Company applies significant judgment when determining and assessing its criteria used to determine technical feasibility and commercial viability is demonstrable. The Company has determined that the Gahcho Kué Project has met the key factors used by management and, accordingly, that all costs of development activities will be capitalized to mineral properties.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

ii) Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a) Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b) Impairment analysis - mineral properties

As required IAS 36 – Impairment of assets (“IAS 36”), the Company reviewed its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, IAS 36 requires the Company to make certain estimates in respect of recoverability of the asset, including estimated development costs, life of mine, discount rates and diamond prices. The Company’s assessment is that as at September 30, 2014, no indicators of impairment had occurred.

d) Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

e) Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

f) Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of any tax losses available until realization is assured.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

5.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at September 30, 2014 and December 31, 2013 measured at fair value are summarized in the following table:

	September 30, 2014
	Level 1	Level 2	Level 3
Cash	$14,045,183	$-	$-
Short-term investments	-	22,627,740	-

	December 31, 2013
	Level 1	Level 2	Level 3
Cash	$11,344,472	$-	$-
Short-term investments	-	24,343,222	-
Marketable securities	3,590	-	-

Short-term investments at September 30, 2014 and December 31, 2013 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, the future value of the GIC is discounted to the reporting period using the market interest rate.

The fair values of the amounts receivable, accounts payable and accrued liabilities and due to De Beers Canada Inc. approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts by classification are:

	Balance as at
	September 30,	December 31,
	2014	2013
Financial assets
Fair Value Through Profit or Loss
Cash	$14,045,183	$11,344,472
Short-term investments	22,627,740	24,343,222

Loans and Receivables
Amounts receivable	1,036,293	614,609

Available-for-Sale
Marketable securities	-	3,590

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(27,564,165)	(13,949,350)
Due to De Beers Canada Inc.	(10,000,000)	-

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

The Company disposed of all of its marketable securities classified as available-for-sale during the period ended September 30, 2014 which resulted in a loss of $1,688.

6.	PREPAID EXPENSES AND SUPPLIES

	September 30,	December 31,
	2014	2013
Prepaid expenses	$1,843,992	$6,749,843
Supplies	-	488,411
Reclamation deposit	-	5,538,571
	$1,843,992	$12,776,825

Supplies consist of $Nil (December 31, 2013 - $304,607) of diesel fuel and $Nil (December 31, 2013 - $183,804) of spare parts as at September 30, 2014. Supplies and diesel fuel have been included in assets under construction as they will be utilized in the development of the project.

Reclamation deposit was made for the Gahcho Kué Project in December 2013 and a refund was provided with the replacement of letter of credits (“LOC”) provided by De Beers Canada Inc. The Company is paying a three percent annual fee to De Beers for providing the LOC.

7.	DEFERRED FINANCING FEES

As at September 30, 2014, the Company incurred deferred financing fees of $1,079,718 (December 31, 2013 - $Nil). This consist primarily of legal and advisory fees and other financing expenses in relation to the proposed loan facility. These deferred financing costs will be netted against the gross proceeds of the loan facility once funds are received.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

8.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at September 30, 2014 and December 31, 2013 are as follows:

	Office		Production	Computer	General	Earthmoving	Mining & treatment	Measuring &	Mineral	Assets under
	furniture	Vehicles	equipment	equipment	infrastructure	equipment	equipment	Communication	properties	construction	Total
Cost
At January 1, 2013	$32,996	$59,992	$5,635	$7,822	$7,326	$-	$-	$-	$46,680,519	$77,094	$46,871,384
Decomissioning and restoration adjustment	-	-	-	-	-	-	-	-	(1,083,990)	-	(1,083,990)
Additions	5,881	668,271	57,171	952	985,837	1,773,510	105,450	-	-	12,204,208	$15,801,280
At December 31, 2013	38,877	728,263	62,806	8,774	993,163	1,773,510	105,450	-	45,596,529	12,281,302	61,588,674
Decomissioning and restoration adjustment	-	-	-	-	-	-	-	-	(1,526,240)	-	(1,526,240)
Additions	-	1,793,010	90,892	67,912	2,230,152	7,956,829	23,323	42,856	10,000,000	80,075,794	102,280,768
At September 30, 2014	$38,877	$2,521,273	$153,698	$76,686	$3,223,315	$9,730,339	$128,773	$42,856	$54,070,289	$92,357,096	$162,343,202

Accumulated depreciation
At January 1, 2013	$(6,049)	$(34,494)	$(1,972)	$(2,218)	$(122)	$-	$-	$-	$-	$-	$(44,855)
Depreciation	(8,070)	(53,225)	(10,873)	(3,560)	(145,431)	(37,287)	(888)	-	-	-	(259,334)
At December 31, 2013	(14,119)	(87,719)	(12,845)	(5,778)	(145,553)	(37,287)	(888)	-	-	-	(304,189)
Depreciation	(4,851)	(455,679)	(99,984)	(69,741)	(548,456)	(661,804)	(11,673)	(1,429)	-	-	(1,853,617)
At September 30, 2014	$(18,970)	$(543,398)	$(112,829)	$(75,519)	$(694,009)	$(699,091)	$(12,561)	$(1,429)	$-	$-	$(2,157,806)

Carrying amounts
At December 31, 2013	$24,758	$640,544	$49,961	$2,996	$847,610	$1,736,223	$104,562	$-	$45,596,529	$12,281,302	$61,284,485
At September 30, 2014	$19,907	$1,977,875	$40,869	$1,167	$2,529,306	$9,031,248	$116,212	$41,427	$54,070,289	$92,357,096	$160,185,396

During the period ended September 30, 2014, the Company through its 49% share in the Gahcho Kué Project capitalized assets under construction totaling $80,075,794 (December 31, 2013 - $12,204,208). Included in this amount are all costs related to the development of the Gahcho Kué Project.

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and represents a joint arrangement in accordance with IFRS 11. The arrangement is not structured through a legal entity or vehicle separate from the Company and De Beers Canada and the Project is accounted as a joint operation in accordance with IFRS 11. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint operation, and recorded them in its consolidated financial statements.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Mineral Properties”);
•	$10 million following the issuance of the construction and operating permits (accrued as at September 30, 2014, paid Oct 27, 2014);
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25 million within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties.

The Company’s proportional interest (49%) of the purchase order commitments made by the operator of the Gahcho Kué Project is $98,973,809 at September 30, 2014.

The total commitments are as follows:

	2014	2015	2016	Total
Gahcho Kué Project commitments	$43,198,128	$52,345,681	$3,430,000	$98,973,809

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

9.	DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Project decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
Expected undiscounted cash flows	$10,267,845	$13,849,717
Discount rate	4.10%	4.10%
Periods	between 2015 and 2028	between 2015 and 2028
With probabilities between	10% and 80%	10% and 70%

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

The continuity of the Company’s share of the decommissioning and restoration liability at September 30, 2014 and December 31, 2013 is follows:

		Year ended
	September 30,	December 31,
	2014	2013
Balance, beginning of period	$5,224,662	$6,284,770
Change in estimate of discounted cash flows for the period	(1,526,240)	(1,083,990)
Accretion recorded during the period	154,402	23,882
Balance, end of the period	$3,852,824	$5,224,662

The 2014 decrease is as a result of the reduction in the expected undiscounted cash flows and the decrease in 2013 was due to a change in the discount rate.

10.	SHAREHOLDERS’ EQUITY

i. Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii. Share capital

The number of common shares issued and fully paid as at September 30, 2014 is 115,204,550.

On June 28, 2014, the Company closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. The Company issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred in relation to the non-brokered private placement which included 60,000 common shares at a price of $5.00 per share which were issued and other share issuance costs of $269,799 which were incurred in connection with the non-brokered private placement.

On March 28, 2014, the Company closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. The Company issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the bought-deal and non-brokered private placements and other share issuance costs of $150,775 were incurred in connection with the bought-deal and non-brokered private placements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

iii. Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 11,520,455 shares, and as at September 30, 2014, there were 10,120,455 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	September 30, 2014		December 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	1,200,000	$5.04	794,000	$2.12
Granted during the period	200,000	5.29	850,000	4.89
Exercised during the period	-	-	(444,000)	1.26
Balance at end of the period	1,400,000	$5.08	1,200,000	$5.04
Options exercisable at the end of the period	1,350,000		1,100,000

The fair value of the 200,000 stock options granted during the period ended September 30, 2014 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

	September 30,	December 31,
	2014	2013
Exercise price	$5.29	$4.06 - $5.28
Expected volatility	38.19%	42.17% - 44.04%
Expected option life	2.70 years	3.00 - 3.50 years
Expected forfeiture	none	none
Expected option cancellation	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.21%	1.14% - 1.77%

The following table summarizes share options outstanding at the end of the periods presented:

	September 30, 2014		December 31, 2013
	Range of exercise prices	Weighted average remaining contractual life	Range of exercise prices	Weighted average remaining contractual life

Options outstanding at the end of the period:	$4.06 - $6.13	3.32	$4.06 - $6.13	3.89 years

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at September 30, 2014.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

At September 30, 2014
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
	$2,511,635	1,400,000	5.08

The share-based payments expense of $307,702 (September 30, 2013 - $1,215,874) for the nine months ended September 30, 2014 is recorded in consulting fees.

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended	Nine months endeed	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Numerator
Net loss for the period	$(965,881)	$(8,602,452)	$(3,935,648)	$(19,764,471)

Denominator
For basic - weighted average number of shares outstanding	115,195,420	94,168,151	107,967,809	94,168,151
Effect of dilutive securities	-	-	-	-
For diluted - adjusted weighted average number of shares outstanding	115,195,420	94,168,151	107,967,809	94,168,151

Loss Per Share
Basic	$(0.01)	$(0.09)	$(0.04)	$(0.21)
Diluted	$(0.01)	$(0.09)	$(0.04)	$(0.21)

For the three and nine months ended September 30, 2014, stock options totaling 1,400,000 (September 30, 2013 – 1,644,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

11.	OTHER COMMITMENTS

The total future minimum lease payments for office space by the Company under non-cancellable operating leases are as follows:

	2014	2015	2016	2017	Total
Future minimum lease payments	$35,564	$142,256	$142,256	$11,855	$331,931

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2014

In Canadian Dollars

(Unaudited)

12.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin, the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures, management fee and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	September 30,	December 31,
	2014	2013
The total of the transactions:
Kennady Diamonds	$67,500	$152,500
Remuneration to key management personnel	1,126,882	2,457,759
Payable to the operator of the Gahcho Kué Project	182,106	(5,647,892)
Payable to key management personnel	102,271	357,967

The remuneration expense of directors and other members of key management personnel for the nine months ended September 30, 2014 and the year ended December 31, 2013 as follows:

	September 30	December 31,
	2014	2013
Consulting fees, director fees, bonus and other short-term benefits	$819,180	$1,216,938
Share-based payments	307,702	1,240,821
	$1,126,882	$2,457,759

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

13.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

14.	SUBSEQUENT EVENTS

On October 16, 2014, the Company closed a bought-deal private placement of common shares, for gross proceeds of $75 million. 15,000,000 common shares of the Company were issued at a price of $5.00 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company also closed a concurrent non-brokered private placement of common shares at a price of $5.00 per share, for gross proceeds of $25 million.

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